OMB APPROVAL
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February 28, 2006
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UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by Registrant [X]
Filed by a Party other than Registrant [ ]

Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to § 240.14a-11(c) or § 240.14a-12

MINES MANAGEMENT, INC.
(Name of Company as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement if other than the Company)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies: *None*
2) Aggregate number of securities to which transaction applies: *None*
3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): -*$0- no fee is payable pursuant to Rule 0-11(c) (ii)*
4) Proposed maximum aggregate value of transaction: *n/a*
5) Total fee paid: *$-0-*

[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

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2) Form, Schedule or Registration Statement No.: *n/a*
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4) Date Filed: *n/a*

Mines Management, INC.
905 West Riverside Avenue, Suite 311
Spokane, Washington 99203

<u>Notice of Annual Meeting of Shareholders</u>
<u>To be Held on June 17, 2004</u>

Dear Shareholder,

We are pleased to invite you to attend our Annual Meeting of Shareholders of Mines Management, Inc., which will be held at 1:30 p.m. local Spokane time on Thursday, June 17, 2004, at the Double Tree Hotel, 322 N. Spokane Falls Court, Spokane, Washington 99201. The primary business of the meeting will be to:

* Elect five (5) members to the Board of Directors for a one year term or until their respective successors are elected and qualified.
* Approve an amendment to our 2003 Stock Option Plan increasing the maximum number of shares that may be optioned and sold under the plan from one million two hundred thousand (1,200,000) shares of common stock to three million (3,000,000) shares of common stock and increasing the limit on the number of Incentive Stock Options that can be issued from one million (1,000,000) to two million (2,000,000) shares of common stock (the "ISO Share Issuance Limit")
* Approve an Amendment to the 2003 Consultants Stock Option Plan, increasing the number of shares that may be optioned and sold under the plan from four hundred thousand (400,000) shares of common stock to seven hundred thousand (700,000) shares of common stock. The Shareholders will also, be asked to formally approve the 2003 Consultants Stock Option Plan as amended. Previously, this was not a requirement but is a requirement per Section 121A of the America Stock Exchange Company Guide.
* Transact such other business as may properly come before the meeting or any adjournment thereof.

Only Shareholders of record at the close of business on April 29, 2004, the record date fixed by the Board of Directors, are entitled to notice of, and to vote at, the Annual Meeting and at any postponements or adjournments thereof.

It is important that your shares be represented at the meeting whether or not you are personally able to attend. You are therefore urged to complete, date and sign the accompanying Proxy and mail it in the enclosed postage-paid envelope as promptly as possible. Your Proxy is revocable, either in writing or by voting in person at the Annual Meeting, at any time prior to its exercise. Thank you for your timely response.

We look forward to seeing you at the Shareholders' Meeting in June.

Sincerely
Glenn M. Dobbs
President and Chief Executive Officer

MINES MANAGEMENT, INC.
950 W. Riverside, Suite 311
Spokane, Washington 99201

PROXY STATEMENT
Relating to
Annual Meeting of Shareholders
To be held on June 17, 2004

INTRODUCTION

This Proxy Statement is being furnished by the Board of Directors of Mines Management, Inc. (the "Company") to holders of shares of the Company's no par value Common Stock (the "Common Stock") in connection with the solicitation by the Board of Directors of Proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on June 17, 2004, and any postponements or adjournments thereof (the "Annual Meeting"), for purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement is first being mailed to the Shareholders on or about May 12, 2004.

Management is the record and beneficial owner of 803,829 shares (approximately 7.91%) of the Company's outstanding Common Stock. It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders.

PURPOSE OF THE ANNUAL MEETING

Election of Directors

At the Annual Meeting, shareholders entitled to vote will be asked to consider and take action on the election of five directors to the Company's Board of Directors, each to serve for a one year term or until their respective successors are elected and qualified (see "Election of Directors").

Amend 2003 Stock Option Plan

At the Annual Meeting, Shareholders will be asked to approve an Amendment to the 2003 Stock Option Plan increasing number of shares that may be optioned and sold under the plan from one million two hundred thousand (1,200,000) shares of common stock to three million (3,000,000) shares of common stock and increasing the limit on the number of Incentive Stock Options that can be issued from one million (1,000,000) to two million (2,000,000) shares of common stock (the "ISO Share Issuance Limit").

Amend and Adopt 2003 Consultants Stock Option Plan

At the Annual Meeting Shareholders will be asked to approve an Amendment to the 2003 Consultants Stock Option Plan, increasing the number of shares that may be optioned and sold under the plan from four hundred thousand (400,000) shares of common stock to seven hundred thousand (700,000) shares of common stock. The Shareholders will also, be asked to formally approve the 2003 Consultants Stock Option Plan as amended. Previously, this was not a requirement but is a requirement per Section 121A of the America Stock Exchange Company Guide.

Other Business

To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

As your vote is important, it is required that you complete and sign the enclosed proxy card and mail it promptly in the posted return envelope provided. **Shares cannot be voted at the meeting unless the owner is present to vote or is represented by Proxy.**

VOTING AT ANNUAL MEETING

1.   Record Date. The Board of Directors of the Company has fixed the close of business on April 29, 2004, as the record date for the purpose of determining Shareholders of the Company entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, the Company had _____ issued and outstanding shares of Common Stock. A majority of such shares will constitute a quorum for the transaction of business at the Annual Meeting. Proxies which are submitted but are not voted for or against (whether by abstentions, broker nonvotes, or otherwise) will be treated as present for all matters considered at the meeting.

2.   Solicitation of Proxies. The accompanying Proxy is solicited on be half of the Board of Directors of the Company, and the cost of solicitation will be borne by the Company. Following the original mailing of the Proxies and soliciting materials, directors, officers and employees of the Company may, but do not presently intend to, solicit Proxies by mail, telephone, telegraph, or personal interviews. The Company may request brokers, custodians, nominees, and other record holders to forward copies of the Proxies and soliciting materials to persons for whom they hold shares of the Company and to request authority for the exercise of Proxies. In such cases, the Company will reimburse such holders for their reasonable expenses. The Company intends to utilize the services of Computershare Trust Company Inc. to assist in proxy solicitation.

3.   Revocation of Proxy. Any Proxy delivered in the accompanying form may be revoked by the person executing the Proxy by written notice to that effect received by the Secretary of the Company at any time before the authority thereby granted is exercised, by execution of a Proxy bearing a later date presented at the meeting, or by attendance of such person at the Annual Meeting.

4.   How Proxies will beVoted. Proxies received by the Board of Directors in the accompanying form will be voted at the Annual Meeting as specified therein by the person giving the Proxy. If no specification is made with respect to the matters to be voted upon at the meeting, the shares represented by such Proxy will be voted FOR the nominees to the Board of Directors in the election of Directors. All shares represented by valid Proxy will be voted at the discretion of the proxy holders on any other matters that may properly come before the meeting. However, the Board of Directors does not know of any matters to be considered at the meeting other than those specified in the Notice of Meeting.

5.   Voting Power. Shareholders of the Common Stock of the Company are entitled to one vote for each share held. There is no cumulative voting for directors.

6.   Principal Shareholders. The following table sets forth information regarding the number and percentage of shares of Common Stock of the Company held by any person known to the Company to be the beneficial owner of more than five percent and each director, each of the named executive officers and directors and officers as a group.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of March 31, 2004 regarding any person know to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

Title of Class	Name of Beneficial Owner	Amount and nature of Benefical Ownership	Percent of Class (1)
Common	William R. Green	575,345 shares	5.66%
Common	Terry Tyson	526,000 shares	5.18%

(1) Based on 10,159,000 shares outstanding

Security Ownership of Management

The following table sets forth certain information as of March 31, 2004 regarding the number and percentage of shares of Common Stock of the Company or any of its parents or subsidiaries beneficially owned (as such terms is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group:

Title of Class	Name of Beneficial Owner	Amount and nature of Benefical Owenship	Percent of Class (1)
Common	Glenn M. Dobbs	436,919 shares (2) 850,000 vested options	4.30%
Common	Roy G. Franklin	170,053 shares 60,000 vested options	1.67%
Common	Robert L. Russell	100,000 shares 150,000 vested options	.99%
Common	Jerry G. Pogue	96,857 shares 300,000 vested options	.95%
Common	Russell C. Babcock	-- 25,000 vested options	--
Common	Total of all officers and Directors (5 individuals)	803,829 shares 1,375,000 vested options	7.91%

(1) Based on 10,159,000 shares outstanding
(2) Include 241,500 shares held of record by Intergold Fund Limited

7. Required Approvals. By unanimous consent the Board of Directors of the Company unanimously adopted resolutions (1) to elect Glenn M. Dobbs, Roy G. Franklin, Robert L Russell, Jerry Pogue, and Russell C. Babcock to the board of directors of the Company to serve for a one-year term or until his respective successor is elected and has qualified; (2) to consider and vote upon an amendment to the 2003 Stock Option Plan increasing the maximum number of shares that may be optioned and sold under the plan from one million two hundred thousand (1,200,000) shares of common stock to three million (3,000,000) shares of common stock and increasing the limit on the number of Incentive Stock Options that can be issued from one million (1,000,000) to two million (2,000,000) shares of common stock (the "ISO Share Issuance Limit"); (3) to consider and approve an Amendment to the 2003 Consultants Stock Option Plan, increasing the number of shares that may be optioned and sold under the plan from four hundred thousand (400,000) shares of common stock to seven hundred thousand (700,000) shares of common stock. Also, to formally approve the 2003 Consultants Stock Option Plan as amended. Previously, this was not a requirement but is an AMEX requirement per their AMEX Company Guide and (4) that all the Directors recommend that the Company's Shareholders vote to approved the above matters submitted to the Shareholders for consideration at the Annual Meeting of Shareholders.

Directors are elected by a plurality of the votes cast by the holders of the Common Stock meeting at which a quorum is present. "Plurality" means that the individuals who receive the largest number of votes cast are elected as Directors up to the maximum number of Directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstentions, broker nonvotes or otherwise) have no impact in the election of Directors, except to the extent the failure to vote for an individual results in another individual receiving a larger number of votes. The election of Directors will be accomplished by determining the five nominees receiving the highest total votes.

The amendment to the Company's Stock Option Plan requires the favorable vote of the holders of a majority of the shares of Common Stock present at the meeting, providing a quorum is present: abstentions would have the effect of negative votes for this matter: broker nonvotes are not counted for the purposes of determining the number of shares present, and thus would have no effect on this matter.

4. **Dissenters' Rights.** There are no dissenters' rights applicable to any matters to be considered at the Annual Meeting.

RECENT MARKET PRICES

Our common stock as of March 24, 2004 currently trades on the American Stock Exchange (AMEX) under the symbol "MGN". Prior to being listed on AMEX our common stock traded on the OTC Bulletin Board under the symbol "MNMM". The following table sets forth the range of high and low bid prices as reported by the Over-the –Counter Bulleting Board ("OTCBB") for the periods indicated. These quotations represent inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2001:		
First Quarter	.18	.09
Second Quarter	.14	.08
Third Quarter	.12	.05
Fourth Quarter	.05	.05
2002:		
First Quarter	.13	.05
Second Quarter	.22	.05
Third Quarter	.83	.15
Fourth Quarter	1.25	.74
2003:		
First Quarter	2.45	1.83
Second Quarter	1.80	1.20
Third Quarter	3.70	1.33
Fourth Quarter	7.25	3.04
2004:		
First Quarter	7.80	5.90

As of April 29, 2004 there were _____ shares of our Common Stock issued and outstanding and held by approximately _____ holder of record.

THE FOLLOWING PROPOSALS ARE SUBMITTED TO THE SHAREHOLDERS FOR CONSIDERATION AT THE ANNUAL MEETING OF SHAREHOLDERS:

1.   ELECTION OF DIRECTORS

At the meeting, five (5) Directors are to be elected who shall hold office until the next Annual Meeting of Shareholders and until their respective successors shall have been elected and qualified.

The Proxies appointed in the accompanying Proxy intend to vote, unless directed to the contrary therein, in their discretion, for the election to the Board of Directors of the five persons named below, all of whom management believes are willing to serve the Company in such capacity. However, if any nominee at the time of election is unable or unwilling to serve, or is otherwise unavailable for election, such that substitute nominees are designated, the Proxies in their discretion intend to for all or a lesser number of such other nominees.

The nominees for Directors, together with certain information with respect to them, are as follows:

Name	Age	Year First Became A Director	Common Shares Owned Beneficially, Directly or Indirectly, as of March 31, 2004
Glenn M. Dobbs	61	2003	436,919
Roy G. Franklin	68	1988	170,053
Robert L Russell	70	1999	100,000
Jerry G. Pogue	62	1999	96,857
Russell C. Babcock	67	2004	-

Glenn M. Dobbs, Chairman of the Board of Directors and President of the Company has broad experience in international finance, investment banking, natural resource financing and as a business development consultant. Mr. Dobbs was founder of the Alpha Commodities Fund in 1976, founder and Board Chairman of First American Bank in 1978, Dallas regional manager for Monex International, founder of the InterGold (Hedge) Fund in1996, and a former member of the Washington State House of Representatives. Mr. Dobbs has written and lectured extensively on precious metal sector investing, resource development and financing.

Roy G. Franklin is a certified public accountant with over 30 years experience in small company administration and finance. He was formerly a director of Heidelberg Silver Mining Company and is retired from the accounting firm of Oswalt, Teel, and Franklin P.S.

Robert L. Russell, a Professional Engineer, has been a director of the Company since March 1999. Since September 1998 Mr. Russell has provided mining management consulting services through his consulting company, R.L. Russell Associates. Mr. Russell has held positions with Exxon Minerals and Freeport McMoRan Copper and Gold, where he served as Vice President of Mining. Mr. Russell acted as General Manager of Freeport's Indonesian operations, which have become the largest gold mine in the world. From 1995 to 1998 Mr. Russell was employed by Zambia Consolidated Copper Mines, most recently as General Manager of the Nchanga Division. In that position he was responsible for all functions of two operating mines and several metallurgical facilities. Under Mr. Russell, the Nchanga Division had 8700 employees and produced 150,000 tons of copper and 3500 tons (about 12% of the world's supply) of cobalt per year.

Jerry G. Pogue is a businessman with an extensive background in management and financing of junior resource companies. He has managed a large sales organization, has worked as a highly successful stockbrokers and investment analyst, financed and managed a number of companies in the resource and technology sectors. He frequently lectures at international mining investment conferences.

Russell C. Babcock received a B.S. degree from Lawrence College, Appleton, Wisconsin, in 1957 and a M.S. degree from the University of Wisconsin, Madison, in 1959. He joined Kennecott's exploration subsidiary, Bear Creek Mining Company, part time in 1959 and full time in 1959 as an exploration geologist. He was appointed Director of Exploration for Kennecott in Salt Lake City in January, 1986. In November, 1990, he became Chief Geologist for Kennecott. Mr. Babcock retired from Kennecott in 1994 and is currently a consulting economic geologist, specializing in exploration for and evaluation of base and precious metal deposits worldwide. In 2003 he was the recipient of the Society for Mining Metallurgy, and Exploration Ben Dickerson Award

Robert L. Russell is a Director and President of Idaho General Mines, Inc. and Glenn M. Dobbs is a Director of Idaho General Mines, Inc. No other Director or Officer is a director for any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Act, or any company registered under the Investment Company Act of 1940.

No Director, or person nominated to become a Director, has been involved in any legal action involving the Company during the past five years.

Board Committees

The compensation committee, which was appointed in 2003, is composed of Messrs. Franklin and Russell. The entire board performs the function of the Nominating Committee.

Directors are currently nominated by the total Board of Directors. It is anticipated that a selection committee and charter will be adopted during 2004.

Glenn Dobbs, Roy Franklin, Robert Russell, and Jerry Pogue, compromising the entire Board of Directors, performed the functions of the Audit Committee during the year ended December 31, 2003. The audit committee approves the selection of the Company's independent certified public accountants to audit the annual financial statements and quarterly financial statement reviews, discusses with the auditors and approves in advance the scope of the audit and reviews, reviews management's administration of the system of internal controls, and reviews the Company's procedures relating to business ethics. Messrs Franklin, Russell, Pogue, and Babcock are deemed to be independent directors as that term is defined in Rule 4200(a) (14) of the NASD's listing standards.

Subsequent to year end the Company has appointed an audit committee comprised of Roy G. Franklin, Robert L. Russell, and Russell C. Babcock. Each member of the audit committee is deemed to be an independent director as that term is defined in Rule 4200(a) (14) of the NASD's listing standards. The Company did not have a written audit committee charter during 2003 but has adopted a written audit committee charter in connection with the appointment of the audit committee.

Audit Fees

The aggregate fees billed for professional services rendered by the Company's principal accountant for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2003 and 2002 were $26,800 and $7000 respectively.

COMPENSATION OF DIRECTORS AND OFFICERS

A summary of cash and other compensation for the Company's President and Chief Executive Officer for each of the Company's last completed three fiscal years is as follows:

Summary Compensation Table

President and Chief Executive Officer

| Name and Principal Position | Annual Compensation | | | | Awards | | Payouts | |
	Year	Salary ($)	Bonus ($)	Other Annual Comp. ($)	Restricted Stock Awards (1) ($)	Securities Underlying Options/SARs(#)	LTIP Payouts ($)	All Other Comp. ($)
William R. Green President	2001	$9,500	$ 0	$0	$0	-0-	$0	$0
	2002	$13,649	$ 0	$0	$30,000	100,000	$0	$0
	2003	$20,000	$ 0	$0	$0	-0-	$0	$40,000
Glenn M. Dobbs President and Chief Executive Officer (1)	2002	$0	$0	$0	$0	100,000	$0	$0
	2003	$70,000	$0	$0	$0	600,000	$0	$0

(1) Note: The Company's President, Glenn M. Dobbs, receives an annual base salary of $120,000.

Option/SAR Grants In Last Fiscal Year

Individual Grants

Name	Number of Securities Underlying Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Glenn M. Dobbs	500,000	52.1%	$1.60	03/04/08
Glenn M. Dobbs	100,000	10.4%	$1.83	08/27/08

Director Compensation For Last Fiscal Year

During the fiscal year ended December 31, 2003 each of the Company's non-employee directors was awarded stock options as set forth in the following table.

Number of Shares Granted	Optionee	Option Price	Option Period	Expiration
10,000	Roy Franklin	$1.85 per share	5 years	August 27, 2008
100,000	Jerry Pogue (1)	$1.85 per share	5 years	August 27, 2008
100,000	Robert L. Russell	$1.85 per share	5 years	August 27, 2008
210,000	Total	$1.85 per share	5 years	August 27, 2008

(1) Note: Mr. Pogue's options were issued in consideration for consulting services rendered to the Company.

Board Recommendation

The Board of Directors recommends a vote FOR each nominee to the Board of Directors.

2. APPROVE AN AMENDMENT TO 2003 STOCK OPTION PLAN

At the Annual Meeting, Shareholders will be asked to approve an Amendment to the 2003 Stock Option Plan, increasing the number of shares that may be optioned and sold under the plan from one million two hundred thousand (1,200,000) shares of common stock to three million (3,000,000) shares of common stock and increasing the limit on the number of Incentive Stock Options that can be issued from one million (1,000,000) to two million (2,000,000) shares of common stock (the "ISO Share Issuance Limit").

The approval of this amendment to the 2003 Stock Option Plan is intended to give the Company greater ability to attract, retain, and motivate officers, key employees, and directors; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

Board Recommendation

The Board of Directors recommends a vote FOR the Amendment increasing the number of shares available in the Stock Option Plan and increasing the ISO Share Issuance Limit as stated above.

3. APPROVE AN AMENDMENT AND ADOPT THE 2003 CONSULTANT STOCK OPTION PLAN

At the Annual Meeting Shareholders will be asked to approve an Amendment to the 2003 Consultants Stock Option Plan increasing the number of shares that may be optioned and sold under the plan from four hundred thousand (400,000) shares of common stock to seven hundred thousand (700,000) shares of common stock. The Shareholders are also, asked to formally approve a resolution ratifying, approving, and confirming the Board of Directors adoption of the 2003 Consultants Stock Option Plan as amended. Previously, this was not a requirement but is an requirement per Section 121A of the America Stock Exchange Company Guide.

The approval of this amendment to the 2003 Consultant Stock Option Plan is intended to give the Company greater ability to attract, retain, and motivate contultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

A copy of the Consultants Stock Option Plan is attached as Exhibit I, and incorporated herein by this reference.

Board Recommendation

The Board of Directors recommends a vote FOR amending and adopting the 2003 Consultant Option Plan.

<p style="text-align:center">SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE</p>

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more then ten percent (10%) of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent (10%) owners are required by Security and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) form filed by them.

Based solely on its review of copies of such forms furnished to the Company, the Company believes that for the year ended December 31, 2003 its executive officers and directors and 10% stockholders complied with all Section 16(a) filing requirements.

ADDITIONAL SHAREHOLDER INFORMATION

Shareholder Proposals for the 2005 Annual Meeting

The Company will review shareholder proposals intended to be included in the Company's proxy material for the 2005 Annual Meeting of Shareholders which are received by the Company at its principal executive offices no later than December 15, 2004. Such proposals must be submitted in writing and should be sent to the attention of the Secretary of the Company. The Company will comply with Rule 14a-8 of the Exchange Act with respect to any proposal that meets its requirements.

Annual Report

The Company's Annual Report is being mailed to all Shareholders with this Proxy Statement. The Annual Report
is not part of the proxy solicitation materials for the Annual Meeting. In addition, a Shareholder of record may obtain a copy of the Company's 10KSB for the fiscal year ended December 31, 2003 (the "Form 19KSB"), without cost, upon written request to the Secretary of the Company at the following address: 905 W. Riverside Ave., Suite 311, Spokane, WA 99201. The Company's Form 10KSB may also be accessed at SEC's website at www.sec.gov.

Other Business

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters that will be presented for action at the Annual Meeting other than those described above. However, should other business properly be brought before the Annual Meeting, the proxies will be voted thereon at the discretion of the persons acting thereunder.

By Order of the Board of Directors

Glenn M Dobbs, President and Chairman

Exhibit 1

MINES MANAGEMENT, INC.
2003 CONSULTANT STOCK COMPENSATION PLAN

1.   **PURPOSE**

The Mines Management, Inc. 2003 Consultant Stock Compensation Plan (the "Plan") is intended to promote the interests of Mines Management, Inc., an Idaho corporation (the "Company"), and any Subsidiary, by offering those outside consultants or advisors of the Company or any Subsidiary, who assist, or, as determined in the sole discretion of the Board, can assist in the development and success of the business of the Company or any Subsidiary, the opportunity to participate in a compensation plan designed to reward them for their services and to encourage and/or retain them to provide services to the Company or any Subsidiary.

2.   **DEFINITIONS**

For all purposes of this Plan, the following terms shall have the following meanings:

"Board" means the Board of Directors of the Company.

"Common Stock" means Mines Management, Inc. Common Stock, $.01 par value.

"Subsidiary" means any company of which Mines Management, Inc. owns, directly or indirectly, the majority of the combined voting power of all classes of stock.

3.   **ADMINISTRATION**

The Board will administer the Plan and take such other actions as it is authorized to take hereunder; provided that the Board may take such actions hereunder in the same manner as the Board may take other actions under the Company's certificate of incorporation and by-laws generally. In the event that the Board has appointed a committee to administer the Plan, references herein to the Board shall include such committee.

The officers of the Company or any Subsidiary will recommend to the Board persons to whom shares may be awarded. The Board shall make all final decisions with respect to the persons to whom awards shall be granted ("Participants"), the number of shares that shall be covered by each award, the time or times at which awards shall be granted, the timing of when awards shall vest, the terms and provisions of the instruments by which awards shall be evidenced, the interpretation of the Plan and all determinations necessary or advisable for its administration.

4.   **ELIGIBILITY**

Only individuals who are outside consultants or advisors of the Company or any Subsidiary that provide or agree to provide bona fide services to the Company shall be granted awards, provided such services are not in connection with:

> -the promotion of the Company's stock
> -capital raising scheme for the Company
> -arranging reverse mergers.

In addition, the Company shall not grant awards under this plan wherein it will receive a share of the proceeds of resales of the shares by the Participant(s), or where it or a promoter controls or directs the resale of the shares by the Participant(s).

5.   **STOCK SUBJECT TO THE PLAN**

The stock, which may be awarded pursuant to this Plan, shall be shares of Common Stock. When shares of Common Stock are awarded, the Company may award authorized but unissued Common Stock, or the Company may award issued Common Stock held in its treasury. The total number of shares of Common Stock, which may be granted under the Plan, shall not exceed four hundred thousand (400,000) shares in the aggregate. Any shares awarded and later forfeited are again subject to award under the Plan.

6.   **SHARE AWARDS**

6.1 Grant Of Share Awards

Except as otherwise provided herein, the Board shall have complete discretion to determine when and to which outside consultants or advisors Share Awards are to be granted, and the number of shares of Common Stock as to which Awards granted to each consultant or advisor will relate, and the terms and conditions upon which an Award may be issued (including, without limitation, the date of exercisability, exercise price and term of any Award which constitutes an option or warrant to purchase Common Stock). No grant will be made if, in the judgment of the Board, such a grant would constitute a public distribution within the meaning of the Securities Act of 1933, as amended (the Act), or the rules and regulations promulgated thereunder.

6.2 Listing and Registration of Shares

The Company may, in its reasonable discretion, postpone the issuance and/or delivery of any shares of Common Stock awarded pursuant to this Plan until completion of stock exchange listing, or registration, or other qualification of such shares under any law, rule or regulation.

6.3 Designation of Beneficiary

A Participant may, with the consent of the Board, designate a person or persons to receive, in the event of death, any shares of Common Stock to which such Participant would then be entitled pursuant to this Plan. Such designation will be made upon forms supplied by and delivered to the Board and may be revoked in writing by the Participant. If a Participant fails effectively to designate a beneficiary, then such Participant's estate will be deemed to be the beneficiary.

7.   **CAPITAL ADJUSTMENTS**

The number and consideration of Common Stock covered by each award granted under this Plan and the total number of shares that may be granted under the Plan shall be proportionally adjusted to reflect, subject to any required action by stockholders, any stock dividend or split, recapitalization, merger, consolidation, spin-off, reorganization, combination or exchange of shares or other similar corporate change.

8. **APPROVALS**

The issuance of shares pursuant to this Plan is expressly conditioned upon obtaining all necessary approvals from all regulatory agencies from which approval is required.

9. **EFFECTIVE DATE OF PLAN**

The effective date of the Plan is YYYY.

10. **TERM AND AMENDMENT OF PLAN**

This Plan shall expire on ZZZZZ. The Board may terminate or amend the Plan in any respect at any time, except no action of the Board or the Company's stockholders, however, may, without the consent of a Participant, alter or impair such Participant's rights under any Shares previously granted.

11. **NO RIGHT OF ASSOCIATION**

Neither the action of the Company in establishing this Plan, nor any action taken by the Board or any Subsidiary, nor any provision of the Plan itself, shall be construed to limit in any way the right of the Company to terminate a Participant's association with the Company at any time.

12. **WITHHOLDING TAXES**

The Company or any Subsidiary, as applicable, shall have the right to deduct withholding taxes from any payments made pursuant to the Plan or to make such other provisions as it deems necessary or appropriate to satisfy its obligations to withhold federal, state or local income or other taxes incurred by reason of payment or the issuance of Common Stock under the Plan. However, it is the intent of the Plan that all Participants are deemed to be independent contractors. Accordingly, it is the belief of the Company that if the participant is an independent contractor, the Company will not have any obligation to withhold such federal, state or local income or other taxes.

13. **PLAN NOT A TRUST**

Nothing contained in the Plan and no action taken pursuant to the Plan shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and any Participant, the executor, administrator or other personal representative, or designated beneficiary of such Participant, or any other persons.

14. **NOTICES**

Each Participant shall be responsible for furnishing the Company with the current and proper address for the mailing of notices and delivery of Common Stock pursuant to the Plan. Any notices required or permitted to be given shall be deemed given if addressed to the person to be notified at such address given to the Company by such person and mailed by regular United States mail, first-class and prepaid. If any item mailed to such address is returned as undeliverable to the addressee, mailing will be suspended until the Participant furnishes the proper address. This provision shall not be construed as requiring the mailing of any notice or notification if such notice is not required under the terms of the Plan or any applicable law.

15. **SEVERABILITY OF PROVISIONS**

If any provisions of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Plan shall be construed and enforced as if such provisions had not been included.

16. **HEADINGS AND CAPTIONS**

The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

17. **CONTROLLING LAW**

This Plan shall be construed and enforced according to the laws of the State of Washington to the extent not preempted by federal law, which shall otherwise control.

18. **ENFORCEMENT OF RIGHTS**

In the event the Company or a Participant is required to bring any action to enforce the terms of this Plan, the prevailing party shall be reimbursed by the non-prevailing party for all costs and fees, including actual attorney fees, for bringing and pursuing such action.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Mines Management, Inc. 2003 Consultant Stock Compensation Plan as duly adopted by the Board on March 6, 2003.

Roy Franklin, Secretary

PROXY

Mines Management, Inc.
950 W. Riverside, Suite 311
Spokane, WA 99201

The undersigned hereby appoints Glenn M. Dobbs and Roy Franklin, or either of them, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated below, all of the shares of Common Stock of Mines Management, Inc. held on record by the undersigned on April 29, 2004 at the 2004 Annual Meeting of Shareholders to be held on June 17, 2004, or any adjournment thereof.

1. Election of Directors (check one)

_____ For each nominee listed below
(To withhold authority for proxies to vote for any Nominee please cross out such persons name)

Glenn M. Dobbs
Roy G. Franklin
Robert L. Russell
Jerry Pogue
Russell C. Babcock

2. Approval of Amendment to 2003 Stock Option Plan.

For ____
Against ____
Abstain ____

3. Approval of Amendment to and Adoption of 2003 Consultant Stock Option Plan.

For ____
Against ____
Abstain ____

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

Yes ____
No ____

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted for each proposal.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

DATED: _____   DATED: _____

SIGNED: _____   SIGNED: _____

_____   _____
(Print Name)   (Print Name)

PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE